130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE
February 10, 2016	No. 16-02

Avalon’s Nechalacho Rare Earths Project to remain inactive in
2016, while the Company focuses on Lithium and Tin

Toronto, ON – Avalon Rare Metals Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) provides the following update on activities on the Nechalacho Rare Earth Elements Project (“Nechalacho Project”), Thor Lake, NWT. Project work in calendar 2015 consisted mainly of concluding the ongoing metallurgical research, disposal of process waste materials and storage of bulk samples for future use.

Rare Earths Markets
Markets for rare earth elements remain quiet with prices falling some 30-50% in 2015 despite a 7% increase in overall demand. Overall supply is estimated by IMCOA to have increased some 9% due mainly to increased illegal production in China. This market downturn has resulted in the bankruptcy of at least two potential new producers outside China and a dramatic decline in investor interest, which has significantly reduced the amount of capital available for new rare earths development projects like Nechalacho. Consequently, expenditures on Avalon’s Nechalacho Project will remain minimal in 2016 as the Company re-focuses its efforts on the Separation Rapids Lithium Project and East Kemptville Tin-Indium Project.

Status of Toll-refining Agreement
With the Nechalacho Project now inactive and the Company’s priorities focused elsewhere, Avalon and Solvay have agreed to mutually terminate the tolling agreement first announced on March 3, 2014 to process and refine Avalon’s mixed rare earth concentrate. This will save Avalon money and free up capacity for Solvay at its La Rochelle refinery, should other toll refining opportunities emerge before work at Nechalacho resumes. Avalon and Solvay have agreed to consider entering into a new agreement, should increased demand for rare earths create a new opportunity to advance the Project. Avalon has benefited from its cooperation with Solvay and looks forward to renewing this cooperation when the market for rare earths recovers.

Potential for Production of Zirconium Chemicals
The Nechalacho deposit contains significant quantities of the zirconium mineral zircon, which the Company had planned to recover and process for its contained heavy rare earths. Recent metallurgical investigations have developed processes for recovering valuable zirconium chemicals from this mineral either as high quality zirconium basic sulphate (ZBS) or zirconium oxychloride (ZOC). These chemicals have numerous applications including paper coatings, anti-perspirants, paint dryers and fire proofing. Zirconium metal and metal alloys provide excellent corrosion resistance, particularly at high temperatures and have found many applications in nuclear reactors, military vessels and commercial power generation. Currently China is the primary source of all zirconium consumed in North America but the Nechalacho Project could satisfy the bulk of this demand once brought into production.

Avalon is planning to evaluate the economics of producing zirconium chemicals from the Nechalacho deposit as a primary product when funding becomes available.

Status of Nechalacho Project Permitting
Avalon is considering completing the permitting process under the Mackenzie Valley Resource Management Act, which was initiated in 2012 and has been advancing slowly since then. The Company is presently assessing the costs that will be associated with completing this process which it estimates could potentially be completed in nine months. The Company is also in discussions with senior officials of the newly elected Government of the Northwest Territories regarding the potential for implementation of significant improvements to the efficiency of the permitting process, that are presently being advocated by industry associations such as the NWT and Nunavut Chamber of Mines. Such improvements could significantly reduce the current high level of uncertainty around costs and timelines to complete the permitting process in the NWT.

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements that expenditures on Avalon’s Nechalacho Project will remain minimal in 2016 as the Company re-focuses its efforts on the Separation Rapids Lithium Project and East Kemptville Tin-Indium Project, that Avalon and Solvay have agreed to consider entering into a new agreement, that looks forward to renewing this cooperation when the market for rare earths recovers, that Nechalacho project could satisfy the bulk of zirconium demand once brought into production, that Avalon is planning to evaluate the economics of producing zirconium chemicals from the Nechalacho deposit as a primary product when funding becomes available, that Avalon is considering completing the permitting process under the Mackenzie Valley Resource Management Act, and that improvements could significantly reduce the current high level of uncertainty around costs and timelines to complete the permitting process . Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.